Proskauer Rose LLP

January 18, 2011

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3561
Attention: H. Christopher Owings, Esq.

Re:	GNC Acquisition Holdings Inc. Registration Statement on Form S-1 Initially filed on September 28, 2010 Amendment No. 1 filed on January 18, 2011 File No. 333-169618
General Nutrition Centers, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 11, 2010 File No. 333-114396

Dear Mr. Owings:

        On behalf of GNC Acquisition Holdings Inc. (the "Company") and General Nutrition Centers, Inc. ("Centers"), we submit this letter in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated October 28, 2010 relating to the above-referenced registration statement (the "Registration Statement") of the Company filed with the Commission on Form S-1 (File No. 333-169618) on September 28, 2010 and the Form 10-K (the "Form 10-K") of Centers filed with the Commission on March 11, 2010.

        The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement ("Amendment No.1"), marked in accordance with Rule 310 of Regulation S-T. The Company is also separately transmitting in paper copy, pursuant to Rule 418(b) of the Securities Act of 1933, supplemental information requested by the Staff. The supplemental information is not to be filed with or deemed a part of the Registration Statement, and the Company has requested that the supplemental information be returned to the undersigned promptly following completion of the Staff's review of the supplemental information.

        In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company's response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 1. Except as otherwise specifically indicated, page references in the Company's responses to the Staff's comments correspond to the pagination of Amendment No. 1.

General

  1.
  Please revise throughout the prospectus to include all information that may not properly be excluded under Securities Act Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We also may have further comments once items that are currently blank are completed.

  Response to Comment 1:

        The Company acknowledges the Staff's comment and will include all required information as soon as possible.

  2.
  Please file or submit all of your exhibits with your next amendment, or as soon as possible. Please allow us sufficient time to review such exhibits prior to requesting acceleration of the effectiveness of the registration statement. We may have comments on the legal opinion and other exhibits once they are filed.

  Response to Comment 2:

        The Company will submit all exhibits as soon as possible.

  3.
  Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the offering.

  Response to Comment 3:

        Prior to effectiveness of the Registration Statement, the Company will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has cleared the offering.

  4.
  Please identify here and throughout the prospectus the specific national securities exchange on which you intend to apply to list your Class A common stock. We note that you reference the New York Stock Exchange on page II-1 under "Item 13. Other Expenses of Issuance and Distribution." See Items 501(b)(4) and 508(d) of Regulation S-K.

  Response to Comment 4:

        In response to the Staff's comment, the Company has indicated throughout the prospectus that it intends to list its shares of Class A common stock on the New York Stock Exchange.

  5.
  Please provide a copy of any inside cover graphics that you intend to include in the prospectus.

  Response to Comment 5:

        The Company acknowledges the Staff's comment and will submit such graphics with an amendment to the Registration Statement.

  6.
  The forepart of the prospectus should include only the cover page, table of contents, summary and risk factors. Please move the three paragraphs that appear on pages i and ii so that they appear later in the prospectus. Specifically, please move the paragraph regarding the dealer prospectus delivery obligation to the outside back cover page of the prospectus. See Item 502(b) of Regulation S-K.

  Response to Comment 6:

        The Company has revised the forepart of the prospectus in response to the Staff's comment. The Company has also moved the paragraph regarding the dealer prospectus delivery obligation to the outside back cover page of the prospectus.

  7.
  You state in the second paragraph that investors should rely only on the information contained in the prospectus. If you intend to use any free writing prospectuses, then you should remove this language when you have a Section 10 prospectus available, as you will be liable for, and investors would be entitled to rely upon, such free writing prospectuses.

  Response to Comment 7:

        The Company has revised the second paragraph to provide that the Company has not authorized anyone to provide any information or make any representations other than the information or representations in the prospectus or in any free writing prospectus that the Company has authorized be delivered to the investors.

  8.
  Please disclose in "Prospectus Summary" and throughout the prospectus your basis for assertions regarding your competitive position. For example, please discuss your basis for the assertions quoted below.

  •
  The assertion in the first paragraph, first sentence under "—Our Company" that you are "the leading global specialty retailer of health and wellness products..."; please also explain by what measure you are using the term "leading;"

  •
  The assertion in the second paragraph, first sentence under "—Our Company" that you are "approximately twelve times larger than the next U.S. specialty retailer of nutritional supplements...;"

  •
  The assertion in the first bullet point under "Business—Industry Overview" on page 68 that there is increasing appeal of nutritional supplements among the active, younger population. The statement that "awareness of supplement benefits is high" does not show how the appeal of nutritional supplements is increasing; and

  •
  Your indication on page 42 that "many other retailers were posting negative same store sales...."

  Response to Comment 8:

        In response to the Staff's comment, the Company has revised certain of its assertions regarding its competitive position to provide the basis for the assertions. The Company has also clarified its assertion on pages 70 and 71 and has deleted the language identified by the Staff on page 42, and has made conforming changes throughout the prospectus.

  9.
  In portions of the registration statement, you make statements about the industry that are derived from third-party reports. Please give us supplemental support, with appropriate markings and page references in your response, for any third-party statistics and data that are contained throughout your registration statement.

  Response to Comment 9:

        The Company is providing highlighted copies of the reports cited on pages 2, 4, 42, 70, 71 and 74 under separate cover.

  10.
  We note your reference to free cash flow growth in the last paragraph. Please include your definition of free cash flow or provide a clear description of how free cash flow is calculated.

  Response to Comment 10:

        The Company has deleted the reference to free cash flow on page 3.

  11.
  Please disclose whether you commissioned the research conducted by The Buxton Company.

  Response to Comment 11:

        The Company has revised its disclosure on pages 4 and 74 to reflect that it commissioned the research conducted by the Buxton Company.

  12.
  If you intend to rely on an exemption from registration under the Securities Act to conduct the Recapitalization, then please disclose the information required by Item 701 of Regulation S-K in "Item 15. Recent Sales of Unregistered Securities."

  Response to Comment 12:

        After filing the Registration Statement, the Company determined that it will not exchange its Series A preferred stock for Class A common stock prior to the offering, but, instead, intends to use proceeds from the offering to redeem all the outstanding Series A preferred stock immediately following the completion of the offering and to pay related expenses. Accordingly, the Company has removed all references to the proposed exchange and has revised its disclosure throughout the Registration Statement to reflect the proposed redemption.

  13.
  Please provide an integration analysis on how you intend for the Recapitalization, if conducted pursuant an exemption from registration under the Securities Act, to comply with Securities Act Section 5, with respect to the offering contemplated by the registration statement. For further guidance, please consider Question 139.25 in our Securities Act Compliance and Disclosure Interpretations.

  Response to Comment 13:

        The Company directs the Staff to the Company's response to Comment 12.

  14.
  Upon determining whether the Recapitalization will occur, and the specific terms of the Recapitalization, please revise the first paragraph in this subsection and the disclosure regarding the number of shares outstanding and assumptions under "—The Offering" to disclose such specific terms and how your board of directors determined the exchange ratio. If the Recapitalization does not occur as expected and shares of your Series A preferred stock will remain outstanding after the completion of the offering, then please discuss in "Description of Capital Stock—Preferred Stock" the rights associated with the Series A preferred stock and consider whether risk factor disclosure is appropriate, as applicable. See Item 202(a)(4) of Regulation S-K.

  Response to Comment 14:

        The Company directs the Staff to the Company's response to Comment 12.

  15.
  You state in the second paragraph, third sentence that the Sponsors will have the power to control your affairs and policies including with respect to the election of directors. Please also disclose in this subsection, or elsewhere in "Prospectus Summary," that OTPP and Ares each has the right to designate members to the board of directors under the amended and restated stockholders agreement and the percentage of shares of common stock to be held after the offering by stockholders who will be bound by such agreement, indicating that such shares must be voted for the individuals designated by OTPP and Ares. Please also disclose, if correct, that all of your current directors were, and upon completion of the offering, all of your directors will be, designated and elected pursuant to the amended and restated stockholders agreement.

  Response to Comment 15:

        In response to the Staff's comment, the Company has revised its disclosure on pages 4 and 5 to indicate (i) the percentage of shares of common stock that the Sponsors will hold following the offering, (ii) that under the amended and restated stockholders agreement, the Sponsors currently have, and initially upon completion of the offering the Sponsors will have, the right to nominate all directors and, in addition, that all of the current directors were, and upon completion of offering and subject to the terms of the new stockholders agreement will be, nominated by the Sponsors and (iii) that each of the Sponsors will be obligated under the new stockholders agreement to vote all of the Class A common stock held by it in favor of those nominees.

  16.
  Please disclose in this subsection, or elsewhere in "Prospectus Summary," that, prior to the completion of the offering, OTPP, as the sole holder of your Class B common stock, will convert a number of shares of the Class B common stock that it holds into a number of shares of your Class A common stock, indicating such numbers of shares when known. In this regard, your disclosure is unclear as to whether all of the Class B common stock will be converted, considering page 6 provides for disclosure of the number of Class B common stock outstanding after the offering; please clarify.

  Response to Comment 16:

        In response to the Staff's comment, the Company has revised its disclosure on pages 5 and 6 and throughout the prospectus to indicate that prior to the completion of the offering, OTPP will convert a number of shares of the Company's Class B common stock into an equal number of shares of the Company's Class A common stock. The Company will include the specific number of shares of Class B common stock to be converted when known.

  17.
  Please identify in this subsection your most significant risks, including any risks that pose challenges to your competitive strengths and your growth strategies.

  Response to Comment 17:

        The Company has revised its disclosure on page 6 in response to the Staff's comment.

  18.
  Please summarize in this section the material differences between the Class A common stock and the Class B common stock, including differences with respect to voting, dividends and conversion.

  Response to Comment 18:

        In response to the Staff's comment, the Company has disclosed that the shares of the Company's Class B common stock are not entitled to vote for the election or removal of the Company's directors.

  19.
  With respect to election or removal of directors, please clarify the following:

  •
  Whether each share of Class B common stock carries more than one vote for such matters, and if so, the number of votes such share carries, or each share of Class B common stock carries only one vote for such matters but because OTPP, as the sole holder of the Class B common stock, has certain rights on such matters under the amended and restated stockholders agreement, a holder of Class B common stock would have certain voting rights that a holder of Class A common stock would not.

  •
  The voting rights of Ares with respect to the election or removal of directors. Based on disclosure in the prospectus, Ares does not hold Class B common stock but has rights to appoint up to five members to the board of directors pursuant to the amended and restated stockholders agreement. Please clarify whether this right arises from Ares's ownership of Class A common stock or from the amended and restated stockholders agreement.

  Response to Comment 19:

        In response to the Staff's comment, the Company has disclosed that the shares of Class B common stock, unlike shares of Class A common stock, are not entitled to vote for the election or removal of the Company's directors. Ares's voting rights with respect to the election and removal of directors arise from the amended and restated stockholders agreement based on its percentage ownership of Class A common stock.

  20.
  At the bottom of page 6, please clarify your assumption regarding the exchange of outstanding Series A preferred stock so that it is clear that such securities can also be exchanged for Class B common stock, as you indicate in your discussion of the Recapitalization.

  Response to Comment 20:

        The Company directs the Staff to the Company's response to Comment 12.

  21.
  Please revise to present the financial data in the same chronological order as your audited and unaudited financial statements. Similarly revise the chronological order of the information in selected consolidated financial data on page 38. Please refer to ASC 205-10-S99-9.

  Response to Comment 21:

        In response to the Staff's comment, the Company has revised its presentation of the financial data, beginning on page 10, and its selected consolidated financial data, beginning on page 40, to reflect the same chronological order as the Company's audited and unaudited financial statements.

  22.
  Please disclose the weighted average common shares outstanding used to compute as adjusted basic and diluted earnings per share in the table on page 9. Please also include a footnote to make the computations of as adjusted earnings per share transparent to investors. Refer to Article 11 of Regulation S-X.

  Response to Comment 22:

        The Company has revised its disclosure on page 10 in response to the Staff's comment and will add the numerical amounts to such revised disclosure when available.

  23.
  You state in the first paragraph, second sentence that there are "other risks and uncertainties that are not yet identified or that we currently think are immaterial." Your disclosure should describe all material risks. If risks are not deemed material, then you should not reference them. Accordingly, please delete the above-referenced phrase.

  Response to Comment 23:

        The Company has revised its disclosure on page 13 to delete the language identified by the Staff.

  24.
  When discussing a matter for which both your Class A common stock and Class B common stock have the right, collectively, to vote on such matter, please disclose the percentage of shares of common stock, and not just your Class A common stock, held by the Sponsors. If both your Class A common stock and Class B common have the right to vote on a matter as separate classes, then please disclose the percentage of shares of both your Class A common stock and Class B common stock held by the Sponsors. For example, the second and third risk factors in this subsection discuss the Sponsors' ownership only with respect to your Class A common stock.

  Response to Comment 24:

        The Company has revised its disclosure on page 28 in response to the Staff's comment.

  25.
  Please disclose the number of votes associated with each share of your Class A common stock and Class B common stock and any matters that may only be voted on by Class A holders. If each share of Class A common stock and each share of Class B common stock has one vote per share, then please explain why Class A holders would be diluted by Class B holder upon a conversion by Class B holders of the Class B common stock they hold into Class A common stock.

  Response to Comment 25:

        The Company has revised its disclosure on page 32 in response to the Staff's comment. As disclosed in the Registration Statement, the shares of Class B common stock are not entitled to vote for the election or removal of directors. As a result, the conversion of the Company's Class B common stock into the Company's Class A common stock would dilute holders of Class A common stock with respect to such matters.

  26.
  Please show us how you computed the net tangible book deficit of your common stock at June 30, 2010.

  Response to Comment 26:

        The Company has provided the computation of net tangible book deficit below.

  Net tangible book value of common stock:

  in thousands

	June 30, 2010	September 30, 2010
Stockholders' Equity	$785,794	$815,217
Intangibles:
Goodwill	624,910	624,920
Brands	720,000	720,000
Other Intangibles	150,607	148,873
Deferred taxes	(290,389)	(291,798)
Deferred financing fees, net	16,287	15,216

Net tangible book value	(435,621)	(401,994)

Shares outstanding:
A	59,185	59,185
B	28,169	28,169

Total Shares outstanding	87,354	87,354

Value per share	$(4.99)	$(4.60)

  27.
  Please discuss your basis for the following statements in the second paragraph of this section:

  •
  your expectation that there will be increased franchise retail sales;

  •
  your expectation that there will be increased product sales to your existing domestic and foreign -franchisees; and

  •
  your expectation that there will be an increase in the number of international franchised stores.

    If such expectations are based on known trends, then please discuss such expectations in light of such trends. We note that you cite "international franchise trends" in the second paragraph, third sentence. Please describe in greater detail such "international franchise trends." See Item 303(a)(3)(ii) of Regulation S-K.

  Response to Comment 27:

        The Company has revised its disclosure on pages 42 and 43 in response to the Staff's comment.

  28.
  You provide a list of trends and uncertainties on page 42. Please discuss each trend or uncertainly in the context of how such trend or uncertainty will materially impact your operating performance or how such trend or uncertainty would cause your reported financial information to not necessarily be indicative of future operating results. See Item 303(a) of Regulation S-K; Instruction 3 to Item 303(a) of Regulation S-K; Section III.B. of Release No. 33-8350 (December 29, 2003); and Section III.B of Release No. 33-6835 (May 18, 1989).

  Response to Comment 28:

        The Company has revised its disclosure on page 43 in response to the Staff's comment.

  29.
  Please quantify in dollars the increase in domestic-owned same store sales and Canadian company-owned same store sales in local currency, the effect of the volatility of the U.S. dollar and the increase in sales attributable to new store openings and franchise store acquisitions. See Item 303 of Regulation S-K and Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release 34-48960.

  Response to Comment 29:

        The Company has revised its disclosure on page 46 in response to the Staff's comment. The volatility of the U.S. dollar affects only the Company's Canadian revenue, as all other revenue transactions are conducted in U.S. dollars. The revenue increase due to franchise store acquisitions and new store openings is included in the non-same store sales figure, as appropriate.

  30.
  We note your indication on page 54 that you are currently in compliance with your debt covenant reporting and compliance obligations under the revolving credit facility. Your risk factor on page 16 also indicates that you are required to maintain compliance with specified financial ratios, including maximum total leverage ratios. Please quantify the ratio(s) you are required to comply with and state whether you are in compliance with such ratio(s). See Section II.B. of Release 33-9144 (September 28, 2010).

  Response to Comment 30:

        The Company has revised its risk factor on pages 16 and 17 and deleted the erroneous reference to specified financial ratios, including maximum total leverage ratio.

  31.
  Please quantify what your capital expenditures for the 2011 fiscal year are projected to be. Also, we note your disclosure that your capital expenditures "typically consist of certain periodic updates in [y]our company-owned stores and ongoing upgrades and improvements to your manufacturing facilities." You disclosure on page 72 indicates that you plan to grow your domestic square footage, which we presume will also add to your anticipated capital expenditures. Please revise your disclosure accordingly.

  Response to Comment 31:

        The Company directs the Staff to the Company's disclosure on page 56 under "Cash Used in Investing Activities", whereby the Company quantifies in the fourth paragraph under such section its anticipated capital expenditures for each of 2011 and 2012. In addition, the Company has revised its disclosure to make clear that such expenditures include costs associated with growing its domestic square footage.

  32.
  Please disclose that operating lease obligations exclude insurance, taxes, maintenance and other costs and provide a context for readers to understand the impact of such costs on the obligations. See Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

  Response to Comment 32:

        The Company has revised its disclosure on page 59 in response to the Staff's comment.

  33.
  Please reconcile your disclosure in the second paragraph that you have entered into interest rate swaps with the disclosure in the first paragraph, fourth sentence under "—Interest Rate Market Risk" on page 60 that you have not entered into any swap contracts,

  Response to Comment 33:

        The Company has revised its disclosure on page 61 and deleted the statement that the Company has not entered into any swap contracts.

  34.
  Please quantify and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. Please also disclose the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in assumptions, judgments, and estimates when reasonably likely changes in assumptions, judgments and estimates would have a material effect on your financial condition or operating performance. Please refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

  Response to Comment 34:

        The Company has revised its disclosure on pages 61 through 65 in response to the Staff's comment. In addition, the Company advises the Staff that the changes in assumptions, judgments and estimates would not have a material effect on the Company's financial condition or operating performance.

  35.
  Please disclose, if correct, that your internal control over financial reporting includes the policies and procedures specified in Exchange Act Rule 13a-15(f)(1)-(3).

  Response to Comment 35:

        The Company has revised its disclosure on page 66 in response to the Staff's comment.

  36.
  Please include a structure chart showing the current ownership of GNC Parent LLC, General Nutrition Centers, GNC Corporation, General Nutrition Companies, Inc. and any other significant subsidiary. Please indicate in the structure chart which entities are holding companies and which entities are operating companies. For each operating company whose operations are material to your overall business, please briefly describe the type of operations carried on by such company and how such company's operations fit into to your overall business.

  Response to Comment 36:

        In response to the Staff's comment, the Company has included on page 69 a structure chart showing the current ownership of GNC Parent LLC, GNC Corporation, General Nutrition Centers, Inc. and the Company's other significant subsidiaries. In addition, the Company has indicated which entities are holding companies and which entities are operating companies, and has provided a brief description of the type of operations conducted by such operating companies and how such operations fit into to the Company's overall business.

  37.
  Please briefly discuss your delivery arrangements for products sold through your website, including whether your distribution centers and fleet are involved in such delivery. See Item 101(c)(1)(i) of Regulation S-K.

  Response to Comment 37:

        In response to the Staff's comment, the Company has revised its disclosure on page 76.

  38.
  Please discuss your arrangements with the vendors that supply your third-party products, including whether any individual vendor supplies a material amount of such products.

  Response to Comment 38:

        In response to the Staff's comment, the Company has revised its disclosure on page 77.

  39.
  Item 401(e)(1) of Regulation S-K requires disclosure of the business experience during the past five years of each director and executive officer, including each such person's principal occupations and employment during the past five years; the name and principal business of the organization in which such occupations and employment were carried on; and whether such organization is a parent, subsidiary or other affiliate of the registrant. Further, if an executive officer has been employed by you for less than five years, you should include a brief explanation as to the nature of the responsibility undertaken by such executive officer in prior positions to provide adequate disclosure of such executive officer's prior business experience. We note the examples below of instances where the biography of a director or executive officer does not fully comply with the foregoing requirements. Please revise accordingly.

  •
  Please briefly explain Ms. Kaplan's responsibilities as a Managing Member for Axcel Partners, LLC from March 2005 to December 2007.

  •
  Please disclose the principal business of Abercrombie & Fitch, and briefly explain Mr. Nuzzo's responsibilities for the various roles that he served in at such company from 2005 until his departure.

  •
  Please disclose the principal business of Best Buy, Inc. and briefly explain Mr. Berg's responsibilities for the various capacities that he served in at such company from 2005 until his departure.

  •
  Please disclose the principal business of McGuireWoods, LLP, and briefly explain Mr. Stubenhofer's responsibilities as a Partner for such organization from 2005 until his departure.

    •
    Please disclose if Nutra Manufacturing, Inc. is your subsidiary or otherwise affiliated with you.

    •
    Please discuss Mr. Hines's business experience since March 2007.

    •
    Please include dates in the biography of Mr. Leemrijse to clearly disclose the business experience of Mr. Leemrijse for the past five years.

    •
    Please disclose the principal businesses of Linens 'n Things, Inc.; Loblaw Companies Ltd.; Dick's Sporting Goods, Inc.; J.P. Morgan; EdgeStone Capital Partners; and GSK.

  Response to Comment 39:

        In response to the Staff's comment, the Company has revised the disclosure of its executive officers and directors on pages 94 through 98.

  40.
  Please disclose the term of office for each executive officer. See Item 401(b) of Regulation S-K.

  Response to Comment 40:

        The Company has revised its disclosure on page 98 in response to the Staff's comment.

  41.
  Please revise your disclosure to ensure that it discusses the specific experience, qualifications, attributes or skills that led to the conclusion that your directors should serve in such capacity. Currently, you refer readers to the business experience of each of your directors, however, you do not specifically state what about such experience led to such conclusion. See Item 401(e)(1) of Regulation S-K. For further guidance, please consider Question 116.05 in our Regulation S-K Compliance and Disclosure Interpretations.

  Response to Comment 41:

        The Company has revised its disclosure on pages 94 through 98 to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the Company's directors should serve in such capacity.

  42.
  Please revise the reference to the definition of audit committee financial expert to state Item 407(d)(5)(ii) of Regulation S-K, instead of Item 401(h) of Regulation S-K, and confirm that the person designated as your audit committee financial expert will have the attributes set forth in such section.

  Response to Comment 42:

        The Company has revised its disclosure on page 100 in response to the Staff's comment.

  43.
  Your state in the first paragraph, third sentence that the person designated as your audit committee financial expert will be independent, as independence is defined in Exchange Act Rule 10A-3(b)(i) or the applicable rule of the national securities exchange on which you intend to list your Class A common stock. Please reference only the applicable rule of such national securities exchange, as Rule 10A-3(b)(i) does not provide a definition of independence and our rules defer to the definition of independence provided by the applicable national securities exchange. See Item 407(d)(5)(i)(B) of Regulation S-K.

  Response to Comment 43:

        The Company has revised its disclosure on page 100 in response to the Staff's comment.

  44.
  Please identify, by name and title, your Named Executive Officers in the introductory paragraph.

  Response to Comment 44:

        The Company has revised its disclosure on page 102 in response to the Staff's comment.

  45.
  We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

  Response to Comment 45:

        The Company's board of directors has reviewed and considered whether the Company's compensation programs and policies create risks that are reasonably likely to have a material adverse effect on the Company. In that regard, the Company designs its compensation programs in a balanced and diversified manner while also creating significant, yet appropriate, incentives for strong performance. The Company believes that its compensation programs reflect a balance of short-term, long-term, guaranteed and performance-based compensation in order not to encourage excessive risk-taking. The Company believes that this ensures that its Named Executive Officers focus on the health of the Company's business and the delivery of broad performance metrics that will deliver stockholder value over time and discourages excessive risk-taking by the Named Executive Officers and other employees. Accordingly, the Company does not believe that any disclosure in response to Item 402(s) of Regulation S-K is warranted.

  46.
  Please discuss why your Compensation Committee granted increases to the annual base salary of each Named Executive Officer. Please include in such discussion the specific achievements of each Named Executive Officer and the specific factors that your Compensation Committee considered in deciding to grant such increases.

  Response to Comment 46:

        The Company has revised its disclosure on page 107 in response to the Staff's comment.

  47.
  Please disclose, for your 2009, 2008 and 2007 fiscal years, in this subsection, or in footnote 3 to the Summary Compensation Table, the following information:

  •
  the actual percentage of budgeted EBITDA that you achieved [and the actual amount of budgeted EBITDA that you set for each year]; and

  •
  whether such budgeted EBITDA was actually adjusted by your board of directors, including the non-recurring items that caused the adjustment.

  Response to Comment 47:

        The Company has revised its disclosure on page 108 in response to the Staff's comment. We note that the Staff has indicated that the Company is not required to disclose the actual amount of budgeted EBITDA that the Company establishes each year.

  48.
  Please clarify the disclosure in the third paragraph, third sentence on page 104 of "achieving 100%, or more, of the goal of meeting or exceeding 100% of budgeted EB1TDA..."

  Response to Comment 48:

        The Company has revised its disclosure on page 109 in response to the Staff's comment.

  49.
  Considering you state that you believe that equity-based awards are an important factor in aligning the long-term financial interest of your Named Executive Officers, please explain why you determined not to make any such grants in 2009.

  Response to Comment 49:

        The Company has revised its disclosure on page 109 to clarify that the Compensation Committee has historically granted options at the commencement of an executive's employment in an amount sufficient to align such executive's long-term financial interests with the Company's stockholders, and that following the completion of the offering such practice may be revised to provide for annual grants.

  50.
  We note that your table reflects that you exercised discretion in granting a discretionary bonus to at least two of your Named Executive Officers. In your Compensation Discussion and Analysis, please discuss this element of compensation and explain how you determine whether to utilize this form of compensation and the amount you pay. In this regard, we note your discussion of Mr. Fortunato's employment agreement, however, you have not discussed what consideration you will give to future bonuses nor have you discussed how you determined to pay a bonus to Mr. Stubenhofer. See Items 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K.

  Response to Comment 50:

        The Company has revised its disclosure on pages 104, 112 and 113 in response to the Staff's comment. We note that the disclosure with respect to Mr. Stubenhofer has been deleted because he is no longer a Named Executive Officer.

  51.
  Please disclose the information required by Item 407(e)(4)(iii) of Regulation S-K with respect to all of your executive officers and not just your Named Executive Officers.

  Response to Comment 51:

        The Company has revised its disclosure on page 130 in response to the Staff's comment.

  52.
  Please disclose, by footnote or otherwise, the natural person(s) who control KL Holdings LLC and Ontario Teachers' Pension Plan Board. If any of the entities listed in the table on page 127 is a public entity, majority-owned subsidiary of a public entity or a registered investment company, then please disclose this information by way of footnote. For further guidance, please consider Question 140.02 in our Regulation S-K Compliance and Disclosure Interpretations.

  Response to Comment 52:

        The Company has revised its disclosure on page 133 in response to the Staff's comment.

        The Company supplementally advises the Staff that OTPP is a non-share corporation established in 1989 by the provincial government of Ontario, Canada. OTPP is governed by a board of directors comprised of nine persons appointed by the government of Ontario and the Ontario Teachers' Federation, a professional organization representing school teachers in Ontario, Canada. OTPP's board of directors oversees a management team operating the principal business of OTTP, which is the administration of a pension plan and management of a pension fund for the benefit of active and retired Ontario teachers.

  53.
  Please provide all of the information required by Item 404(a)(5) of Regulation S-K with respect to the portion of the Senior Credit Facility funded by the affiliates of Ares.

  Response to Comment 53:

        In response to the Staff's comment, the Company has disclosed on page 134 the information required by Item 404(a)(5) of Regulation S-K with respect to the portion of the Senior Credit Facility funded by the affiliates of Ares.

  54.
  When disclosing the approximate dollar value of the lease agreements, please include the aggregate amount of all periodic payments due on or after the beginning of your last fiscal year. Please revise accordingly. See Instruction 3.a to Item 404(a) of Regulation S-K.

  Response to Comment 54:

        The Company has revised its disclosure on page 136 in response to the Staff's comment.

  55.
  Please disclose the approximate dollar value of the Lifelong Agreement. See Item 404(a)(3) and Instruction 3.a to Item 404(a) of Regulation S-K.

  Response to Comment 55:

        The Company has revised its disclosure on page 137 in response to the Staff's comment.

  56.
  Please reconcile the disclosure in this section that Mr. Ramanathan purchased shares of your Class A common stock in July 2008 with the disclosure under "Item 15. Recent Sales of Unregistered Securities" that he purchased such shares on June 24, 2008.

  Response to Comment 56:

        In response to the Staff's comment, the Company has revised its disclosure on page 137 to state that Mr. Ramanathan purchased shares of the Company's Class A common stock in June 2008.

  57.
  Please identify the four directors that were designated by OTPP and the four directors that were designated by Ares pursuant to the amended and restated stockholders agreement. See Item 401(a) of Regulation S-K.

  Response to Comment 57:

        In response to the Staff's comment, the Company has revised its disclosure on page 137 to identify the directors designated by Ares, OTPP and jointly by the Sponsors.

  58.
  Please disclose the number of holders of your Class A common stock and Class B common stock as of the latest practicable date instead of the latest financial statement date. See Item 201(b)(1) of Regulation S-K.

  Response to Comment 58:

        The Company has revised its disclosure on page 138 in response to the Staff's comment.

  59.
  Only your counsel may conclude that shares of your common stock are fully paid and nonassessable. Please revise the third sentence to state, if correct, that your counsel has concluded that all outstanding shares of your common stock are fully paid and nonassessable.

  Response to Comment 59:

        The Company has revised its disclosure on page 138 in response to the Staff's comment.

  60.
  Please reconcile the disclosure in this paragraph with the disclosure in the first sentence under "—Other Matters" that holders of your common stock have no conversion privileges.

  Response to Comment 60:

        The Company has revised its disclosure on pages 138 and 139 in response to the Staff's comment.

  61.
  You state in the sixth sentence that some or all of the provisions in the amended and restated stockholders agreement may be amended prior to the completion of the offering. Please note that if such amendment occurs before the registration statement is declared effective, you must file the amended version of the stockholders agreement and summarize its key provisions in the prospectus.

  Response to Comment 61:

        The Company and the Sponsors intend to enter into a new stockholders agreement, which will become effective upon the completion of the offering. The Company has revised its disclosure in the prospectus to summarize the intended key provisions of the new stockholders agreement and will file the form of such agreement as an exhibit to the Registration Statement.

  62.
  Please revise your description of Securities Act Rule 144 in the third paragraph, first sentence to clarify that the current, public information requirement does not apply to non-affiliates who have beneficially owned their restricted shares for at least 12 months.

  Response to Comment 62:

        The Company has revised the disclosure on pages 147 and 148 in response to the Staff's comment.

  63.
  Please disclose all material relationships between you and each underwriter. For example, we note that each underwriter was an initial purchaser of the Senior Notes and the Senior Subordinated Notes; each underwriter, or an affiliate, is a party to the Senior Credit Facility; and an affiliate of J.P. Morgan Securities LLC is a party to the Guarantee and Collateral Agreement dated March 16, 2007. See Item 508(a) of Regulation S-K.

  Response to Comment 63:

        In response to the Staff's comments, the Company has disclosed on page 156 the material relationships between the Company and each underwriter.

  64.
  Please insert a solid black line between the consolidated statements of operations, stockholders' equity and cash flows of the predecessor and successor. Please also insert a solid black line between predecessor and successor financial information in the tabular disclosures throughout the document.

  Response to Comment 64:

        The Company has included a solid black line between (i) the consolidated statements of operations, stockholders' equity and cash flows of the predecessor and successor and (ii) the predecessor and successor financial information in the tabular disclosure throughout the document.

  65.
  Please show us how to reconcile the increase or decrease in provisions for inventory losses and for losses on accounts receivable to the amounts disclosed in Schedule II on page II-7 for each period presented.

  Response to Comment 65:

        Increases recorded on Schedule II represent credit adjustments posted to the inventory and accounts receivable reserves, with decreases representing debit adjustments. Below is a reconciliation of the net change as shown on Schedule II compared to non-cash adjustments on the statement of cash flows.

Inventory Reserves	2009	2008	Successor 2007	Predecessor 2007
Provision recorded on statement of cash flow	$11,151	$14,406	$10,400	$2,247
Items posted directly to expense(1)	(12,063)	(13,139)	(10,055)	(2,523)
Foreign currency effect	155	(256)	199	(9)
Other	(75)	(484)	(1,172)	(24)

Net change on Schedule II	$(832)	$527	$(628)	$(309)

Accounts Receivable Reserves	2009	2008	Successor 2007	Predecessor 2007
Provision for losses on statement of cash flow	$(2,540)	$253	$(335)	$(39)
Foreign currency effect	5	(25)	26	(1)
Other	(63)	285	(82)	(76)

Net change on Schedule II	$(2,598)	$513	$(391)	$(116)

(1)
Certain inventory losses are recorded by the Company as expenses and do not flow through the reserve. The amount recorded on the statement of cash flows for provision for inventory losses does not solely represent the change in the inventory reserves, but includes the non-cash expense for such period.
  66.
  Please tell us how you accounted for additional consideration paid to former shareholders and option holders in lieu of income tax payments made for utilizing net operating losses created as a result of the merger and the basis in GAAP for your accounting treatment.

  Response to Comment 66

        As part of the Merger, the former stockholders and option holders were entitled to receive contingent consideration in connection with the tax benefit that would be realized by the successor company. The tax benefit was created by the net operating losses which resulted from the Merger expenses incurred by the former stockholders and option holders. Consistent with the accounting for contingent consideration and accounting for acquired tax contingencies, at the time of the Merger, an estimate was made for such additional contingent consideration to be paid to the former stockholders and option holders. The estimated deferred tax asset and corresponding liability due to the former stockholders and option holders were established in the opening balance sheet of the successor company. The initial estimate was revised as a result of a transaction cost study completed in connection with determining the Merger costs and the final settlement of an IRS audit related to that period. The change in estimate for the tax asset was recorded as an adjustment to the opening balance sheet as was the related adjustment to the liability due to the former stockholders and option holders.

        As the Company received the benefits of the net operating losses in periods subsequent to the Merger, a corresponding payment, on a pro rata basis, of additional consideration was made to the former stockholders and option holders for the amount of the tax benefit received. This transaction was recorded as a reduction of the tax asset when the tax refund was received and a reduction in the liability due to the former stockholders and option holders for the same amount when such stockholders and option holders were paid.

  67.
  Please disclose whether cost determined using your standards approximate actual costs determined on the first-in first-out, average or last-in first-out cost basis. Please refer to ASC 330-10-30-12. Please also disclose the nature of cost elements included in inventory. Please refer to ASC 210-10-S99-1.

  Response to Comment 67:

        The Company has revised the disclosure on page F-12 to reflect that the Company uses the first-in first-out standard for cost approximation.

  68.
  We note from your disclosure on page F-53 that class B common stock is entitled to receive a special dividend payment. As such, please tell us whether you apply the two-class method in computing basic earnings per share. Please also tell us why you do not present basic and diluted earnings per share data for each class of common stock. Please refer to ASC 260-20-45-59A through ASC 260-20-45-70.

  Response to Comment 68:

        The Company does not apply the two-class method in computing basic earnings per share. For accounting purposes only, the special dividend paid on the Class B common stock is included in other selling, general and administrative expenses in the statement of operations. As a result, the Company does not present basic and diluted earnings per share for each class of common stock.

  69.
  Please tell us the cost and carrying value of work-in-process inventories and why you combine work-in-process with bulk product and raw material inventories in your disclosure. Please refer to ASC 210-10-S99-1.

  Response to Comment 69:

        The cost and carrying value of work-in-process inventory at December 31, 2009 and June 30, 2010 was $3.8 million and $5.1 million, respectively. Work-in-process inventory is minimal in the Company's manufacturing plant due to the immediate movement of finished goods to the Company's distribution center upon completion of production, and these goods are transferred to the Company's distribution center and reported as finished goods at the same manufacturing cost with no markup. Work-in-process inventory represents less than 0.1% of the Company's total inventory. Thus the Company has included these costs in its line item summarizing work-in-process, bulk product, and raw materials.

  70.
  Please tell us why you utilize a contra-asset account to capture and report inventory reserves when a reduction in the carrying amount of an inventory item from cost to market value represents a new cost basis for that item. Please refer to ASC 330-10-35-14.

  Response to Comment 70:

        The adjustments to carrying value of inventory are recorded as a contra-asset, and included in the gross cost amount reported in the inventory footnote of the financial statements. The reference (a) included in the footnote regarding the composition of the reserves reported has been revised for clarification.

  71.
  Please disclose the amount of the unrecognized deferred tax liability for undistributed earnings of international subsidiaries or that determination of the liability is not practicable. Refer to ASC 740-30-50-2.

  Response to Comment 71:

        The Company has revised the disclosure on page F-24 in response to the Staff's comment.

  72.
  Please tell us why the equity, net income and comprehensive income of the limited partnership attributable to the non-controlling interest are not separately reported in accordance with ASC 810-10-45. Please also tell us the amounts attributable to the non-controlling interest and how the amounts are classified in the financial statements.

  Response to Comment 72:

        The Company directs the Staff to (i) the response Centers provided in its response letter dated October 14, 2009 to comment No. 9 of the Staff's comment letter dated September 29, 2009, and (ii) the response Centers provided in its response letter dated November 25, 2009 to comment No. 2 of the Staff's comment letter dated November 4, 2009.

        The Company continues to consider the balance sheet amounts to be immaterial and the Company will continue to evaluate such amounts in the future. If such amounts are determined to be material, the Company will reclassify such amounts in accordance with ASC 810-10-45.

  73.
  We note that your debt agreements contain limitations on your ability and the ability of your subsidiaries to pay dividends or make other payments on capital stock. Please disclose the amount of consolidated retained earnings or net income restricted or free of restriction as of the most recent audited balance sheet date. Please refer to ASC 235-10 S99-1(e)(1). In addition, please tell us how you determine the restricted net assets of consolidated subsidiaries in assessing whether the disclosures required by ASC 235-10 599 1(e)(3) and Schedule I should be provided. Please refer to ASC 205-10-S99-6(c) and ASC 205-10-S99-8(a).

  Response to Comment 73:

        The Company has revised its disclosure on page F-34 to include the amount of restricted net assets and unrestricted retained earnings as of December 31, 2009, the most recent audited balance sheet date.

        The following is a summary of the calculation of restricted net assets, used in assessing whether the disclosures required by ASC 235-10-599 1(e)(3) and Schedule I should be provided:

  GNC Acquisition Holdings Inc.
  Restricted Net Asset Calculation
  Deember 31, 2009

General Nutrition Centers, Inc.
Total net assets	2,303,602
Less:
PP&E	(199,581)
Receivables	(94,355)
Cash	(75,089)

Subtotal	1,934,577

Add:
Amounts due to subs	140,554

Total restricted net assets	2,075,131

% Restricted net assets to total net assets	90.1%

        Based on the above, the Company is required to provide Schedule I as required by Rule 5-04 of Regulation S-X. However, as all of the information required to be disclosed in Schedule I is provided in Note 26, Supplemental Guarantor Information, of the Company's audited consolidated financial statements, the Company believes that it is not necessary to disclose this information separately in Schedule I.

  74.
  Please disclose the circumstances in which you may redeem the series A preferred stock. Please also disclose the aggregate or per share amounts at which the preferred stock may be redeemed. Please refer to ASC 505-10-50-3 and ASC 505-10-50-5.

  Response to Comment 74:

        The Company has revised the disclosure on page F-45 in response to the Staff's comment.

  75.
  We note your disclosure on page 132 that class B stock is convertible into class A stock. Please disclose the conversion rights of class B stock in accordance with ASC 210-10- S99-1.

  Response to Comment 75:

        The Company has revised the disclosure on page F-45 in response to the Staff's comment.

  76.
  Please disclose the fair value of the class A common stock used in your Black-Scholes valuation for each period presented and the method and key assumptions used to estimate fair value.

  Response to Comment 76:

        The Company has revised the disclosure on page F-47 in response to the Staff's comment.

  77.
  Please tell us how you accounted for the cancellation of the options and the basis in GAAP for your accounting treatment.

  Response to Comment 77:

        On March 15, 2007, pursuant to the stock option agreements in place at that time, the Merger constituted a change in control of the issuer of the outstanding stock options. Upon a change in control, each of the outstanding stock options immediately became fully vested and exercisable. In accordance with the terms of the stock option plan in place at the time of the Merger, the issuer elected to cancel the outstanding stock options and pay the option holders a cash payment for the intrinsic value of such options upon consummation of the Merger. The payment to each in-the-money option holder was equal to the difference of the per share merger consideration of $13.56 and the per share exercise price of such option.

        In accordance with ASC 718-20-35-7, all unrecognized compensation expenses were accelerated and recognized on March 15, 2007. No additional compensation cost was recognized as a result of the payment to each option holder, as the fair value of the option was used for the cash payment. Rather, the amount of cash paid to the option holders was recorded as a reduction of paid in capital.

  78.
  Please tell us how you recorded special dividends declared and paid to OTPP as the holder of your class B common stock and the basis in GAAP for your accounting treatment.

  Response to Comment 78:

        For accounting purposes only, the special dividend paid on the Class B common stock is included in other selling, general and administrative expenses in the statement of operations. Although a dividend for legal and tax purposes, the accounting treatment is based on management's assessment of the nature of the payment.

  79.
  Please disclose the portion of the offering expenses that will be borne by the selling stockholders. See Item 511 of Regulation S-K.

  Response to Comment 79:

        The Company has revised its disclosure on page II-1 in response to the Staff's comment.

  80.
  Please change the reference to the National Association of Securities Dealers, Inc. in the second sentence to the Financial Industry Regulatory Authority, Inc.

  Response to Comment 80:

        The Company has revised its disclosure on page II-1 in response to the Staff's comment.

  81.
  Instead of stating that Exhibits 4.3, 4.5 and 10.27 are incorporated into the registration statement by reference, please state, if correct, that Exhibits 4.3, 4.5 and 10.27 are included in, or as part of, the documents incorporated into the registration statement as Exhibits 4.2, 4.4 and 10.26.

  Response to Comment 81:

        The Company has revised its disclosure on pages II-3, II-6, II-12 and II-15 in response to the Staff's comment.

  82.
  The document incorporated into the registration statement as Exhibit 10.25 does not contain the annexes, schedules and exhibits to the Credit Agreement dated March 16, 2007. While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Please file the complete agreement, including the annexes, schedules and exhibits.

  Response to Comment 82:

        The Company has filed the complete Credit Agreement as an exhibit with Amendment No. 1 in response to the Staff's comment.

  83.
  Please tell us the items included in deductions to inventory reserves, and confirm to us that the reserves are relieved through income only through sale or disposition of the items and not based on market value recovery prior to sale or disposition. In addition, please describe the nature of deductions to the allowance for doubtful accounts, inventory reserves and valuation allowances. Refer to ASC 205-10-S99-6(c).

  Response to Comment 83:

        The Company has revised its disclosure on page II-7 in response to the Staff's comment. Additionally, the Company confirms that the reserves are relieved through income only through sale or disposition of the items, and not based on market value recovery prior to sale or disposition.

  84.
  Please include the undertakings required by Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K. For further guidance, please consider Question 229.01 in our Securities Act Rules Compliance and Disclosure Interpretations.

  Response to Comment 84:

        The Company has revised its disclosure on page II-8 in response to the Staff's comment.

  85.
  Please include the signature of your controller or principal accounting officer. See Instruction 1 to Signatures in Form S-1.

  Response to Comment 85:

        The signature page has been revised to reflect the signature of the Company's principal accounting officer, who is also the Company's principal financial officer.

**********

General Nutrition Centers, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

  86.
  Please address the comments above in future filings to the extent applicable.

        Centers will address the comments above in its future filings to the extent applicable.

  87.
  We note that the report includes an opinion with respect to financial position rather than the results of operations and cash flows. Please advise or revise.

        The Company acknowledges that, as a result of a typographical error, the report for Centers for the period January 1, 2007 to March 15, 2007 included an opinion with respect to financial position rather than the results of operations and cash flows. Nonetheless, the Company notes that all such statements were appropriately included within the Form 10-K and that such statements and related opinion will not appear in future filings. As a result, the Company does not believe any revision is required.

**********

        Please direct your questions or comments regarding this response letter, Amendment No. 1 or the Form 10-K to the undersigned at (310) 284-5607. Thank you in advance for your assistance.

Respectfully submitted,
/s/ Philippa M. Bond Philippa M. Bond, Esq.
cc:
Gerald J. Stubenhofer, Jr., Esq. (GNC Acquisition Holdings Inc.)
Robert E. Buckholz, Jr., Esq. (Sullivan & Cromwell LLP)